Exhibit 99.1

Enerplus Resources Fund

The Dome Tower

3000, 333-7th Avenue SW

Calgary, Alberta T2P 2Z1

Tel 403.298.2200

Fax 403.298.2211

www.enerplus.com

March 13, 2009

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX:	ERF.UN
NYSE:	ERF

ENERPLUS FILES 2008 ANNUAL REPORT AND

OIL AND GAS RESERVES AND OPERATIONAL INFORMATION

Calgary, Alberta – Enerplus Resources Fund (“Enerplus” or “the Fund”) has filed its Annual Information Form (the “AIF”) for the year ended December 31, 2008 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada, and has filed its Annual Report on Form 40-F for the year ended December 31, 2008 (which includes the AIF as well as the Fund’s audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2008) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. The AIF contains the statement and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators (“NI 51-101”). With this news release, Enerplus is reporting these filings as required by NI 51-101.

An electronic copy of any of these documents may be obtained on Enerplus’ SEDAR profile at www.sedar.com and on the Fund’s EDGAR profile at www.sec.gov/edgar.shtml. All documents will be made available on the Enerplus website at www.enerplus.com. Unitholders who would like a hard copy of the complete audited financial statements free of charge may contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Resources Fund